UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioTelemetry, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106 (Common Stock)

(CUSIP Number)

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

Attn: Peter Ferola

(610) 729-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 090672106

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joseph H. Capper

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,144,469

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,144,469

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,144,469

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.07%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Based upon 28,136,289 shares of Common Stock outstanding as of the September 6, 2016.

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 11, 2016 (the “Statement”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of BioTelemetry, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by adding the following:

On August 5, 2016, the Reporting Person adopted a pre-arranged stock trading plan in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended (the “Rule 10b5-1 Plan”), covering up to approximately twenty (20) percent of the Reporting Person’s Issuer holdings.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) - (b)           As of the date hereof, the Reporting Person beneficially owns and has sole power to vote, or to direct the vote, or to dispose or to direct the disposition of, an aggregate of 1,144,469 shares of Common Stock, or 4.07% based upon 28,136,289 shares of Common Stock outstanding as of the  September 6, 2016.

(c)           The following table sets forth all of the transactions in Common Stock effected by the Reporting Person within the past 60 days. All such transactions were effected as open market transactions pursuant to the Rule 10b5-1 Plan.

Transaction Date	Number of Shares Sold	Weighted Average Price Per Share	Low	High
08/19/2016	9,049	$20.96	$20.54	$21.25
08/22/2016	22,298	$20.85	$20.68	$21.15
08/23/2016	17,008	$20.67	$20.53	$21.05
08/24/2016	40,160	$20.11	$19.78	$20.49
08/25/2016	38,785	$19.16	$18.88	$19.51
08/26/2016	31,489	$19.20	$18.85	$19.42
08/29/2016	33,636	$18.95	$18.76	$19.28
08/30/2016	14,811	$19.07	$18.88	$19.30
08/31/2016	17,247	$18.45	$18.23	$18.82
09/01/2016	30,375	$18.67	$18.49	$18.86
09/02/2016	29,953	$18.75	$18.60	$18.91
09/06/2016	30,595	$18.29	$18.00	$18.90
09/07/2016	26,133	$18.52	$18.31	$18.63
09/08/2016	13,632	$18.10	$18.00	$18.25

(d)           To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on September 6, 2016.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2016	/s/ Joseph H. Capper
Joseph H. Capper